UNITED STATES

                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                                  Jacada, Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    M6184R101
                                 (CUSIP Number)

                                December 31, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
    [ ] Rule 13d-1(b)
    [X] Rule 13d-1(c)
    [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6184R101                    13G/A                   Page 2 of 10

----------------------------------------------------------------------------
     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Emancipation Capital, LP
----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) [X]
                                                                     (b) [ ]
----------------------------------------------------------------------------
     (3)   SEC USE ONLY
----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,081,612

OWNED BY       -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               -------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,081,612
----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           2,081,612
----------------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                           [ ]
----------------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           10.34%
----------------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
           PN
----------------------------------------------------------------------------

                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. M6184R101                    13G/A                   Page 3 of 10

----------------------------------------------------------------------------
     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Emancipation Capital, LLC
----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) [X]
                                                                     (b) [ ]
----------------------------------------------------------------------------
     (3)   SEC USE ONLY
----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,081,612

OWNED BY       -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               -------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,081,612
----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           2,081,612
----------------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                           [ ]
----------------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           10.34%
----------------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
           OO
----------------------------------------------------------------------------

                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M6184R101                     13G/A                   Page 4 of 10

----------------------------------------------------------------------------
     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Emancipation Capital Master, Ltd.
----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) [X]
                                                                     (b) [ ]
----------------------------------------------------------------------------
     (3)   SEC USE ONLY
----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,081,612

OWNED BY       -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               -------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,081,612
----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           2,081,612
----------------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                           [ ]
----------------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           10.32%
----------------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
           CO
----------------------------------------------------------------------------

                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M6184R101                     13G/A                   Page 5 of 10

----------------------------------------------------------------------------
     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Charles Frumberg
----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) [X]
                                                                     (b) [ ]
----------------------------------------------------------------------------
     (3)   SEC USE ONLY
----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,081,612

OWNED BY       -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               -------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,081,612
----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           2,081,612
----------------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                           [ ]
----------------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           10.32%
----------------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
           IN
----------------------------------------------------------------------------

                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M6184R101                     13G/A                   Page 6 of 10

----------------------------------------------------------------------------
     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Hurley Capital, LLC
----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) [X]
                                                                     (b) [ ]
----------------------------------------------------------------------------
     (3)   SEC USE ONLY
----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    341,441

OWNED BY       -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               -------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    341,441
----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           341,441
----------------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                           [ ]
----------------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           1.7%
----------------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
           OO
----------------------------------------------------------------------------

                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M6184R101                     13G/A                   Page 7 of 10

Item 1.

(a)  Name of Issuer

       Jacada Ltd.  (the "Company")

(b)  Address of Issuer's Principal Executive Offices

       11 Galgalei Haplada St.
       Herzliya 46722 Israel

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

       Emancipation Capital, LP, ("Emancipation Capital")
       1120 Avenue of the Americas, Suite 1504
       New York, NY  10036
       Citizenship:  Delaware

       Emancipation Capital, LLC, ("Emancipation Capital LLC")
       1120 Avenue of the Americas, Suite 1504
       New York, NY  10036
       Citizenship:  Delaware

       Emancipation Capital Master, Ltd. ("Emancipation Master Ltd") 1120 Avenue of the Americas, Suite 1504
       New York, NY  10036
       Citizenship:  Cayman Islands

       Charles Frumberg, ("Mr. Frumberg", Emanicpation Capital, Emancipation Capital LLC and Emancipation Master Ltd are sometimes hereinafter referred to collectively as the "Emancipation Filing Persons")
       c/o Emancipation Capital, LLC
       1120 Avenue of the Americas, Suite 1504
       New York, NY  10036
       Citizenship:  United States

       Hurley Capital LLC, ("Hurley Capital")
       1120 Avenue of the Americas, Suite 1504
       New York, NY  10036
       Citizenship:  New York

Item 2(d)  Title of Class of Securities

       Common Stock, par value NIS 0.01 per share ("Common Stock")

Item 2(e)  CUSIP Number

       M6184R101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person
filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. M6184R101                     13G/A                   Page 8 of 10

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)    Amount beneficially owned:

              As of December 31, 2007, each Reporting Person may be deemed the beneficial owner of (i) 2,081,612 shares of Common Stock owned by Emancipation Filing Persons and(ii) 341,441 shares of Common Stock owned by managed accounts of Hurley Capital for which Hurley Capital has voting and dispositive discretion.


              Emancipation Capital, LLC, acts as the general partner of Emancipation Capital and has voting and dispositive power over the securities held by Emancipation Capital. The managing member of Emancipation Capital LLC is Mr. Frumberg. Emancipation Management LLC, acts as the investment manager of Emancipation Master Ltd. The managing member of Emancipation Management is Mr. Frumberg. Each of the Emancipation Filing Persons and Hurley Capital expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Persons' management and control.


       (b)  Percent of class:


            Approximately 12.04% as of December 31, 2007. (Based on the Company's Form 20-F filed June 14, 2007, there were 20,132,164 shares of Common Stock issued and outstanding as of December 31, 2006.)

CUSIP No. M6184R101                     13G/A                   Page 9 of 10

       (c) Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote

                    0

              (ii)  Shared power to vote or to direct the vote

                    2,423,053 shares of Common Stock.

              (iii) Sole power to dispose or to direct the disposition of

                    0

              (iv) Shared power to dispose or to direct
                   the disposition of

                   2,423,053 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class

       Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

       Not applicable.

Item 8.  Identification and Classification of Members of the Group

       See Item 2(a)-(c).

Item 9.  Notice of Dissolution of Group

       Not applicable.

Item 10. Certification

       By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M6184R101                     13G/A                   Page 10 of 10

                                   SIGNATURES

       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 13, 2008

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner

    By:  /s/ Charles Frumberg
         ----------------------------
         Name:  Charles Frumberg
        Title:  Managing Member

EMANCIPATION CAPITAL MASTER LTD.


    By: /s/ Charles Frumberg
        -----------------------------
        Name:  Charles Frumberg
        Title: Director

EMANCIPATION CAPITAL, LLC

By:  /s/ Charles Frumberg
     -------------------------------
    Name:  Charles Frumberg
    Title: Managing Member


CHARLES FRUMBERG

    /s/ Charles Frumberg
    --------------------------------


HURLEY CAPITAL, LLC


    By: /s/ CHARLES GOLDBLUM
        ----------------------------
        Name:  Charles Goldblum
        Title: Managing Member